- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
       SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                               (AMENDMENT NO. 1)

                           ARVIDA/JMB PARTNERS, L.P.
                           (NAME OF SUBJECT COMPANY)

                           ARVIDA/JMB PARTNERS, L.P.
                       (NAME OF PERSON FILING STATEMENT)

                         LIMITED PARTNERSHIP INTERESTS
                         AND ASSIGNEE INTERESTS THEREIN
                         (TITLE OF CLASS OF SECURITIES)

                                      NONE
                    (CUSIP NUMBERS OF CLASSES OF SECURITIES)

                               ----------------

                                  GARY NICKELE
                           ARVIDA/JMB MANAGERS, INC.
                           900 NORTH MICHIGAN AVENUE
                            CHICAGO, ILLINOIS 60611
                                 (312) 440-4800

  (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                             MICHAEL H. KERR, P.C.
                                KIRKLAND & ELLIS
                            200 EAST RANDOLPH DRIVE
                            CHICAGO, ILLINOIS 60601
                                 (312) 861-2094

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

  This Amendment amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") filed by Arvida/JMB Partners, L.P. (the "Partnership"), on July 3, 1996. Unless otherwise indicated, capitalized terms used herein have the same meanings as set forth in the originally filed Statement.

ITEM 2. TENDER OFFER OF THE BIDDER

  Item 2 of the Statement is amended to add the following information:

    On July 10, 1996, Raleigh, by Amendment No. 3 to the Raleigh Schedule 14D-1 dated July 10, 1996, amended the Raleigh Offer (as so amended, the "Amended Raleigh Offer") to increase the purchase price to $435 per Interest, net to the seller in cash, without interest, upon the terms and conditions set forth in the Raleigh Offer to Purchase, and to extend the expiration date under the Amended Raleigh Offer to 12:00 midnight, New York City time, on July 23, 1996, unless further extended.

ITEM 3. IDENTITY AND BACKGROUND

  Item 3(b)(2) of the Statement is amended to add the following information under the heading "Raleigh":

    The Amended Raleigh Offer discloses that Raleigh and its general partner, Raleigh GP Corp., have agreed in principal to admit Rockland Partners, Inc. ("Rockland") as a general partner of Raleigh. Rockland is described as being wholly owned by Tiger/Westbrook Real Estate Fund, L.P. ("TREF") and Tiger/Westbrook Real Estate Co-Investment Partnership, L.P., the sole general partner of each of which is described as being Tiger/Westbrook Real Estate Partners Management, L.L.C., of which Westbrook Real Estate Fund I, L.L.C. is described as being the sole managing member. The Amended Raleigh Offer also discloses that Lennar Corporation ("Lennar"), a national full-service real estate company, has agreed in principal to a transaction that, if and when completed, will give Lennar equal control of Rockland.

    In March, 1996, Tiger Real Estate Fund, L.P. (now TREF according to the Amended Raleigh Offer) and certain of its affiliates, all of which are affiliates of Rockland, together with affiliates of Lennar, purchased all of the outstanding partnership interests and certain related notes payable of Coto de Caza Ltd., a California limited partnership ("Coto de Caza"), from Chevron Land and Development Company and the Partnership. The Partnership owned 20% of the partnership interests as well as a note payable of Coto de Caza, for which it was paid $12,000,000. Tiger Real Estate Fund, L.P. and certain of its affiliates also had discussions with the Partnership and certain of its affiliates concerning a possible co-investment in Coto de Caza. However, no agreement was reached with respect to such co-investment, and as previously stated the Partnership sold its entire interest in Coto de Caza in March 1996. In addition, an affiliate of the Partnership had discussions with Tiger Real Estate Fund, L.P. and certain of its affiliates concerning an arrangement whereby such affiliate of the Partnership would act as developer/manager of the real estate project owned by Coto de Caza. However, such discussions have ceased, and no such arrangement was entered into. Additionally, in the Spring of 1996, Tiger Real Estate Fund, L.P. held preliminary discussions with an affiliate of the Partnership with respect to managing a to-be-developed residential community in Orlando, Florida. The discussions have since ceased and the affiliate of the Partnership is no longer a candidate for managing the proposed project.

    The Amended Raleigh Offer also discloses that Raleigh has engaged in preliminary discussions with various third parties, including representatives of Walton and Whitehall, regarding admission of such parties or affiliates thereof as additional partners of Raleigh, although it is further disclosed that no agreement has been reached and there can be no assurance that any agreement will be reached. Reference is made to the originally filed Statement for a description of material contracts, agreements, arrangements and understandings and actual or potential material conflicts of interest between Walton and Whitehall and their respective affiliates, on the one hand, and the Partnership, Managers and their respective affiliates, on the other hand.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  Item 4 of the Statement is amended to add the following information:

    Following the Partnership's receipt of the Amended Raleigh Offer, on July 12, 1996, the Special Committee of the Board of Directors of Managers met with its financial and legal advisors to review and consider the Amended Raleigh Offer. Based on its analysis and its consultation with its advisors, the Special Committee has determined that with respect to Interestholders who have no current or anticipated need for liquidity and who expect to retain the Interests through an anticipated orderly liquidation of the Partnership by October, 2002, the Amended Raleigh Offer is inadequate and not in the best interests of such Interestholders. Accordingly, the Partnership recommends that such Interestholders reject the Amended Raleigh Offer and not tender their Interests. With respect to all other Interestholders, the Special Committee is expressing no opinion and remains neutral.

    The Special Committee reached such conclusion after considering a variety of factors, including those set forth under Item 4 of the Statement as originally filed, as well as a letter dated July 12, 1996 from Lehman in which Lehman reaffirmed the Lehman Estimated Liquidation Value and expressed its opinion that the consideration offered in the Amended Raleigh Offer is inadequate from a financial point of view to the Interestholders as a class as compared to the Lehman Estimated Liquidation Value. However, because the decision of each individual Interestholder as to whether to accept the consideration offered pursuant to the Amended Raleigh Offer may be based to a significant extent on such holder's current or anticipated need for liquidity, Lehman was not requested to, and did not, render any opinion as to the adequacy, from a financial point of view, of the consideration offered in the Amended Raleigh Offer to any particular Interestholder who has an immediate need or desire for liquidity or any particular Interestholder who anticipates a need for liquidity prior to October, 2002. It should also be noted that the Lehman Estimated Liquidation Value does not represent an estimate by Lehman of the fair market value of an Interest. A copy of such letter is filed as Exhibit
  (c)(6) hereto.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  Item 8 of the Statement is amended to add the following information:

    A complaint was filed in the County Department, Chancery Division in the Circuit Court of Cook County, Illinois on July 1, 1996, and amended on July 8, 1996, in the matter of Jack M. Carlstrom and Lynn M. Carlstrom v. Arvida/JMB Managers, Inc., Neil G. Bluhm, Walton Street Capital Acquisition Co. III, L.L.C., Whitehall Street Real Estate Limited Partnership VII, Lehman Brothers Inc. and Arvida/JMB Partners L.P. (Case No. 96CH 6892). This complaint, as amended, is brought derivatively on behalf of the Partnership and individually on behalf of Jack M. Carlstrom and Lynn M. Carlstrom and a purported class of all other holders of Interests (excluding current or former management or affiliates of Managers) and seeks to compel defendants to foster bidding for control of the Partnership and to bar (i) Managers and Mr. Bluhm from taking any action to chill tender offers from non-affiliates, (ii) the officers, directors and shareholders of the defendants from participating in any special committee on tender offers, (iii) Lehman from advising any such special committee, and (iv) defendants and their affiliates from making tender offers (including enjoining tender offers by controlling persons and affiliates of Managers). The complaint alleges, inter alia, that Managers breached its fiduciary duty owed plaintiffs and members of the purported class by tilting the playing field in favor of itself and against potential bidders for the Partnership, preferring the "General Partner's" tender offer over those of other bidders, failing to disclose non-public information to other bidders to prevent them from making competing offers, discouraging a fair bidding contest and entrenching the defendants, and that Whitehall and Lehman participated in such breaches of fiduciary duty. In addition to seeking the relief described above, plaintiffs on behalf of themselves and members of the purported class seek damages in a sum to be determined at trial, such other and further relief as the Court may deem just and proper and the award of attorneys' fees and costs. Managers for itself and acting for the Partnership believes this action is groundless and has no merit, and intends to vigorously defend this lawsuit.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

  Item 9 of the Statement is amended to add the following Exhibits:

     EXHIBIT NUMBER                      DESCRIPTION
     --------------                      -----------
     (a)(2)         Letter, dated July 12, 1996, from Arvida/JMB Part-
                    ners, L.P. to its Limited Partners
     (c)(6)         Letter, dated July 12, 1996, from Lehman Brothers ad-
                    dressed to the Special Committee

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Arvida/JMB Partners, L.P.


                                                Arvida/JMB Managers, Inc.,
                                          By: _________________________________
                                            General Partner of the Partnership

                                                   /s/ Judd D. Malkin
                                          By: _________________________________
                                            Name: Judd D. Malkin
                                            Title: Chairman

Dated: July 12, 1996

                                 EXHIBIT INDEX


Exhibit Number                          Description                     Page No.
- --------------                          -----------                     --------
    (a)(2)                   Letter, dated July 12, 1996, from
                             Arvida/JMB Partners, L.P. to its
                             Limited Partners

    (c)(6)                   Letter, dated July 12, 1996, from Lehman
                             Brothers addressed to the Special
                             Committee

                           ARVIDA/JMB PARTNERS, L.P.
                           900 NORTH MICHIGAN AVENUE
                           CHICAGO, ILLINOIS  60611
                                 312-440-4800


                                       July 12, 1996

Dear Limited Partners:

     Since our July 3, 1996, letter to you regarding the unsolicited offers (collectively and as amended to date, the "Offers") made by Raleigh Capital Associates L.P. ("Raleigh") and Walton Street Capital Acquisition Co. III, L.L.C. ("Walton") to acquire interests and assignee interests ("Interests") in Arvida/JMB Partners, L.P. (the "Partnership"), Raleigh amended its Offer to modestly increase the purchase price from $421 per Interest to $435 per Interest, net to the seller in cash (the "Amended Raleigh Offer"). As more fully discussed below, the Special Committee (the "Special Committee") of the Board of Directors of Arvida/JMB Managers, Inc., the general partner of the Partnership ("Mangers"), has determined that THE AMENDED RALEIGH OFFER IS STILL INADEQUATE AND NOT IN THE BEST INTERESTS OF INTERESTHOLDERS WHO HAVE THE EXPECTATION OF RETAINING THE INTERESTS THROUGH AN ANTICIPATED ORDERLY LIQUIDATION OF THE PARTNERSHIP'S ASSETS. MOREOVER, RALEIGH HAS MISSTATED THE VALUE OF THE INTERESTS AS PURPORTEDLY DETERMINED ON BEHALF OF THE PARTNERSHIP. RALEIGH HAS ALSO FAILED TO COMPLY WITH CERTAIN DISCLOSURE REQUIREMENTS OF THE SECURITIES AND EXCHANGE COMMISSION IN THE MOST RECENT AMENDMENT TO ITS OFFER.

     As stated in our letter to you of July 3, 1996, the Special Committee has retained the services of Lehman Brothers Inc. ("Lehman") as its financial advisor and has directed Lehman to render (a) its estimate of the present discounted value (the "Lehman Estimated Liquidation Value") of an Interest based on the assumption that the Partnership commences an orderly liquidation in October 1997 and completes the liquidation by October 2002 (the "Assumed Liquidation"), and (b) its opinion as to the adequacy, from a financial point of view, to the holders of Interests as a class, of the consideration offered in any offer to acquire Interests (including the Offers), as compared to the Lehman Estimated Liquidation Value. BY LETTER DATED JULY 2, 1996, LEHMAN ADVISED THE SPECIAL COMMITTEE THAT THE LEHMAN ESTIMATED LIQUIDATION VALUE AS OF SUCH DATE WAS A RANGE OF $565 TO $610 PER INTEREST. SUCH VALUE REPRESENTS LEHMAN'S ESTIMATE OF THE GROSS CASH DISTRIBUTIONS THAT AN INTERESTHOLDER WOULD RECEIVE OVER THE ASSUMED LIQUIDATION PERIOD, DISCOUNTED TO REFLECT THE PRESENT VALUE OF SUCH DISTRIBUTIONS.

 . Following receipt of the Amended Raleigh Offer, on July 12, 1996, the Special Committee met with its financial and legal advisors to review and consider the Amended Raleigh Offer. Based upon its analysis and its consultations with its advisors, the Special Committee has determined that the Amended Raleigh Offer is still inadequate and not in the best interests of Interestholders who have the expectation of retaining the Interests through an anticipated orderly liquidation of the Partnership's assets by October 31, 2002, and who have no current or anticipated need for liquidity. Accordingly, the Special Committee recommends that such Interestholders reject the Amended Raleigh Offer and not tender their Interests pursuant to the Amended Raleigh Offer.

 . By letter addressed to the Special Committee dated July 12, 1996, Lehman reaffirmed that the Lehman Estimated Liquidation Value, as of such date, is a range of $565 to $610 per Interest, and expressed its opinion that the consideration offered in the Amended Raleigh Offer is inadequate from a financial point of view to the Interestholders as a class as compared to the Lehman Estimated Liquidation Value. As more fully discussed in the Partnership's Schedule 14D-9 previously sent to all Limited Partners, Lehman's opinion does not address the adequacy of the Amended Raleigh Offer with respect to Interestholders who have a present or anticipated need for liquidity. It should be noted, however, that the Lehman Estimated Liquidation Value does not represent an estimate by Lehman of the fair market value of an Interest.

 . The Special Committee does not express any opinion and remains neutral as to the Amended Raleigh Offer with respect to any Interestholders other than those who have the expectation of retaining the Interests through an anticipated orderly liquidation of the Partnership's assets by October 31, 2002, and who have no current or anticipated need for liquidity. It should be noted that because there is no established market for the Interests, once the Offers have expired, the price for Interests through privately negotiated sales and sales through intermediaries may be substantially less than the purchase price under either of the Offers.

 . In its zeal to obtain an anticipated return from the purchase of Interests that, based upon the projected budgets of the Partnership as adjusted by Lehman in connection with its determination of the Lehman Estimated Liquidation Value, would be in excess of 25% compounded annually, Raleigh has made up "facts" to have its Offer appear better than it really is. Raleigh's letter sent to Limited Partners discussing its price of $435 per Interest claims that such amount represents "a 48% premium to the $294 appraised value prepared by the Partnership's own ERISA appraiser as of September 30, 1995." In fact, the Partnership has no "ERISA appraiser" and no such appraisal has been prepared or authorized on behalf of the Partnership. The only third party analysis as to the value of an Interest sought on behalf of the Partnership has been the liquidation analysis prepared by Lehman at the request of the Special Committee, which analysis resulted in the Lehman Estimated Liquidation Value of a range of $565 to $610 per Interest.

 .  In spite of the disclosure requirements of the Securities and Exchange
   Commission, Raleigh has failed to disclose in the most recent amendment to its Offer the number of Interests tendered to it. Is the reason for this that so few Interests have been tendered to date?

 . Over the past three years (i.e., 1993, 1994 and 1995), the Partnership has generated cash flow after operating expenses and before debt service ("net operating cash flow") in an aggregate amount of approximately $157,000,000. A substantial portion of the Partnership's net operating cash flow was required to be used to make scheduled and additional principal payments on its term loan, income property term loan and revolving line of credit and was otherwise severely restricted with respect to the amount of distributions that could be made to the partners. The aggregate outstanding principal balance of such loans has been reduced from approximately $180,000,000 on June 30, 1992 to approximately $28,000,000 as of

   JUNE 30, 1996. The Partnership currently anticipates that it will have fully repaid its existing term loan by the end of the first quarter of 1997 and expects to obtain a refinancing of its income property term loan and revolving line of credit, the terms of which are not expected to impose substantial restrictions on the Partnership's ability to make distributions to its partners. GIVEN ITS CURRENT STRONG FINANCIAL CONDITION, THE PARTNERSHIP ANTICIPATES THAT IT WILL REINSTATE REGULARLY SCHEDULED DISTRIBUTIONS TO ITS PARTNERS COMMENCING IN THE SECOND HALF OF 1997.

 . Under the Partnership's partnership agreement, Managers is required to elect to pursue one of the following courses of action: (i) to cause the Interests to be listed on a national exchange or to be reported by the National Association of Securities Dealers Automated Quotation System ("NASDAQ") at any time one or prior to October 31, 1997; (ii) to purchase, to cause JMB Realty Corporation or its affiliates to purchase, on October 31, 1997 all of the Interests of the Interestholders at their then appraised fair market value as limited partnership interests (as determined by an independent nationally recognized investment banking firm or real estate advisory company); or (iii) to commence a liquidation phase on October 31, 1997, in which all of the Partnership's remaining assets will be sold or disposed of by October 31, 2002. The Special Committee of Managers at a meeting on
   June 27, 1996, expressed the position of the members of such Committee that, if such choice were to be submitted to the board of Managers at the present time, based on the facts and circumstances then known to them, such members would vote in favor of commencing a liquidation phase on October 31, 1997, in which all of the Partnership's remaining assets would be sold over five years. It should be noted that Managers has not approved a plan of liquidation and that Managers expressly reserves the right to choose any of the three alternatives on or prior to October 31, 1997.

      YOU SHOULD CONSULT WITH YOUR PERSONAL TAX ADVISOR AND FINANCIAL CONSULTANT PRIOR TO ACCEPTING EITHER OF THE OFFERS AND TENDERING YOUR INTERESTS.

      Under the terms of the Raleigh and Walton Offers, they cannot, until July 23, 1996, and July 26, 1996, respectively, purchase and pay for any Interests tendered prior to such times, and you may withdraw Interests tendered to Raleigh or Walton at any time prior to 12:00 midnight on July 23, 1996 or July 26, 1996, respectively. IF YOU WISH TO RETAIN YOUR INTERESTS AND YOU HAVE NOT ALREADY TENDERED YOUR INTERESTS PURSUANT TO EITHER OF THE OFFERS, YOU NEED NOT TAKE ANY ACTION REGARDING THE OFFERS.

      In arriving at the recommendation, the Special Committee gave careful consideration to a number of business, financial and other factors described in the Partnership's Schedule 14D-9, as amended by the enclosed Amendment No. 1 thereto and filed with the Securities and Exchange Commission. The opinion letter of Lehman dated July 12, 1996 is enclosed with Amendment No. 1 to the Partnership's Schedule 14D-9. INTERESTHOLDERS ARE URGED TO READ CAREFULLY THE PARTNERSHIP'S SCHEDULE 14D-9, AS AMENDED BY AMENDMENT NO. 1 THERETO.

On behalf of the Special Committee.

                                       Very truly yours,

                                       Arvida/JMB Partners, L.P.

                                       By:  Arvida/JMB Managers, Inc.
                                            General Partner


                                       By:

                                            Judd D. Malkin
                                            Chairman

                        [LETTERHEAD OF LEHMAN BROTHERS]
                                                                  Exhibit (c)(6)





                                                                   July 12, 1996

Special Committee of the Board of Directors
Arvida/JMB Managers, Inc.
900 North Michigan Avenue
Chicago, Il 60611-1575

Members of the Board:

We understand that the unsolicited tender offer (the "Raleigh Offer") commenced by Raleigh Capital Associates, L.P. ("Raleigh") to purchase up to 185,000 units of limited partnership interest ("Units")(46% of the outstanding Units) in Arvida/JMB Partners, L.P. (the "Partnership") at a cash purchase price of $421 per Unit, has been amended to increase the purchase price to $435 per Unit in cash (the "Raleigh Offer"). We also understand that Raleigh and its general partner have agreed in principle to admit Rockland Partners, Inc. as a partner in the Raleigh Offer, and that Rockland is wholly-owned by Tiger/Westbrook Real Estate Fund, L.P. and Tiger/Westbrook Real Estate Co-Investment Partnership, L.P. (collectively, "Tiger/Westbrook"). We further understand that Lennar Corporation ("Lennar") has agreed in principle to a transaction, if and when completed, that will give it equal control of Rockland. The terms and conditions of the Raleigh Offer, as amended, are set forth in more detail in the Offer to Purchase relating thereto dated June 19, 1996, as supplemented and amended by Amendment No. 1 thereto dated June 28, 1996, Amendment No. 2 thereto dated July 1, 1996 and Amendment No. 3 thereto dated July 10, 1996 (as amended, the "Raleigh Offer to Purchase").


We have been requested by the special committee of the Board of Directors (the "Special Committee") of Arvida/JMB Managers, Inc., in its capacity as general partner of the Partnership (the "General Partner"), to render: (i) our estimate as to the hypothetical liquidation value (the "Hypothetical Liquidation Value") of a Unit based on the assumption that the Partnership commences a theoretical orderly liquidation of the Partnership's assets in October 1997 and completes that liquidation by the year 2002 (the "Liquidation"); and (ii) our opinion as to the adequacy, from a financial point of view, to the holders of the Units as a class, of the consideration offered to such holders in the Raleigh Offer as compared to the Hypothetical Liquidation Value. However, because the decision of each individual holder of Units as to whether to accept the consideration offered pursuant to the Raleigh Offer may be based to a significant extent on such holder's current or anticipated need or desire for liquidity, we have not been requested to opine as to, and our opinion does not in any manner address, the adequacy, from a financial point of view, of such consideration to any particular holder of the Units who

Arvida/JMB Managers, Inc.
July 12, 1996
Page 2

has an immediate need or desire for liquidity or any particular holder of the Units who anticipates a need for liquidity prior to 2002.

In arriving at our opinion, we reviewed and analyzed:

    (i) the Raleigh Offer to Purchase and the specific terms and conditions of the Raleigh Offer;

    (ii) publicly available information regarding the Partnership set forth in the Partnership's Form 10-Q for the quarter ended March 31, 1996 and Form 10-K for the year ended December 31, 1995;

    (iii) financial and operating information with respect to the business, operations and prospects of the Partnership furnished to us by the Partnership;

    (iv) independent appraisals, market studies and other information regarding certain of the Partnership's assets furnished to us by the Partnership or obtained from third parties; and

    (v) a comparison of the financial terms of the Raleigh Offer with the results of the analysis of the Hypothetical Liquidation Value performed by us as described below.

In addition, we have had discussions with the management of the Partnership and the General Partner concerning the Partnership's business, operations, assets, financial condition and prospects and undertook such other studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the financial and other information used by us in arriving at our opinion without assuming responsibility for the independent verification of such information and have further relied upon the assurances of management of the Partnership and the General Partner that they are not aware of any facts that would make such information inaccurate or misleading in any material respect. With respect to the financial projections of the Partnership, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Partnership as to the future financial performance of the Partnership. However, for purposes of our analysis, and based upon our review of certain independent market data, we also utilized certain somewhat more conservative assumptions and estimates which resulted in certain adjustments to the Partnership's projections. In arriving at our opinion, we have not conducted a physical inspection of the Partnership's properties, but have obtained and

Arvida/JMB Managers, Inc.
July 12, 1996
Page 3


reviewed existing independent appraisals and market studies of certain of the assets of the Partnership. Our opinion is necessarily based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

You have advised us that, based on current circumstances, the members of the Special Committee currently intend to commence an orderly liquidation of the Partnership's assets in October 1997 and complete that liquidation by 2002. Accordingly, at your direction, the only valuation analysis we have performed is a discounted cash flow analysis applied to the cash distributions to be received by the limited partners in the Partnership based on the financial projections referred to in the preceding paragraph and the assumption that the Partnership commences and completes the Liquidation as described above. The projected cash distributions to limited partners are based on a series of important assumptions underlying such financial projections, including assumptions as to the prices and other terms for which the Partnership's assets can be sold and the timing of those sales. Many of these assumptions are beyond the control of the Partnership and may or may not prove to be correct. Based solely on this limited valuation methodology, we have estimated a Hypothetical Liquidation Value of $565 to $610 per Unit.

Based on the limited valuation methodology discussed above, and subject to the assumptions, limitations and other considerations referred to herein, we are of the opinion that, as of the date hereof, the consideration offered to the holders of the Units in the Raleigh Offer is inadequate, from a financial point of view, to the holders of the Units as a class as compared to the Hypothetical Liquidation Value. However, as mentioned above, we express no opinion as to the adequacy, from a financial point of view, of the consideration offered in the Raleigh Offer to any particular holder of the Units who has an immediate need or desire for liquidity or any particular holder of the Units who anticipates a need for liquidity prior to 2002.

Because, in the future, other alternative strategies may be selected by the General Partner for realizing the value of the Partnership's assets, our analysis described herein cannot and does not take into account the potential value of the Units if other strategies are employed.

We have acted as financial advisor to the Partnership in connection with the Raleigh Offer and will receive a fee for our services a portion of which may be dependent upon the price at which a tender offer for the Units is consummated. In addition, the Partnership has agreed to indemnify us for certain liabilities that might arise out of the rendering of this opinion. We also have performed various investment banking services for affiliates of the Partnership and the General Partner in the past and have received customary fees for such services.

Arvida/JMB Managers, Inc.
July 12, 1996
Page 4


This opinion is for the use and benefit of the Board of Directors of the General Partner. This opinion is not intended to be and does not constitute a recommendation to any limited partner of the Partnership as to whether or not to accept the consideration offered for the Units in the Raleigh Offer, whether as a means to liquidate such limited partner's interest in the Units or otherwise.

Very truly yours,


LEHMAN BROTHERS


/s/
- -----------------
Managing Director